Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 20 May 2008 of the following transactions by Directors and Persons Discharging Managerial Responsibility (“PDMRs”):

On 14 May 2008, the following PDMRs were granted restricted share awards under the Company’s International Share Award Plan at a price of £6.47 per share:

Mark Reckitt Henry Udow	25,000 shares 30,000 shares

These shares were acquired for nil consideration and will vest subject to certain performance conditions being met.

On 16 May 2008, Sir John Sunderland disposed of 45,000 ordinary shares in the capital of the Company at a price of £6.78 per share.

On 16 May 2008, the spouse of Sir John Sunderland, Lady Jean Sunderland, disposed of 30,000 ordinary shares in the capital of the Company at a price of £6.78 per share.

Following these transactions, Sir John Sunderland has an interest in 427,138 shares in the capital of the Company. He also has a conditional interest in a further 2,760 shares held in the Group’s Long Term Incentive Plan which are subject to performance and service conditions. These shares were granted prior to 24 August 2005 when Sir John Sunderland retired from the Cadbury Schweppes plc and became a non-executive director.

On 19 May 2008, Bob Stack acquired 224,425 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £5.38 per share. All shares were disposed of on the same day at an aggregate price of £6.89 per share.

Following these transactions, Bob Stack has an interest in 733,172 shares in the capital of the Company. He also has a conditional interest in a further 310,411 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

All transactions were carried out in London.

These announcements are made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:
Henry Udow
Group Secretary & Chief Legal Officer
Tel: 020 7830 5007

Date: 21 May 2008